# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: First Internet Bancorp, CIK 0001562463
CUSIP: 320557101
Title of class of securities: Common Stock, without par value
Address of issuer's principal executive offices: 8701 E. 116th Street, Fishers, Indiana (IN), 46038
Date of event which requires filing of this statement: 04/06/2026
Filed by CIK 0001080297
Persons authorized to receive notices and communications: John C. Lame, 8805 Tamiami Trail N. #128, Naples, Florida (FL), 34108, (513) 235-6982

## Reporting persons
- John C. Lame and Susan K. Lame Inheritance Trust 5/18/2020: type of reporting person: other (OO); citizenship or place of organization: Florida (FL); member of a group; source of funds: personal funds (PF); sole voting power 0; shared voting power 107,878; sole dispositive power 0; shared dispositive power 107,878; aggregate amount beneficially owned 107,878 (1.24% of the class)
- John C. Lame IRA: type of reporting person: other (OO); citizenship or place of organization: Florida (FL); member of a group; source of funds: personal funds (PF); sole voting power 149,224; shared voting power 0; sole dispositive power 149,224; shared dispositive power 0; aggregate amount beneficially owned 149,224 (1.72% of the class)
- John C. Lame (CIK 0001080297): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 500; shared voting power 0; sole dispositive power 500; shared dispositive power 0; aggregate amount beneficially owned 500 (0% of the class)
- John C. Lame Roth IRA: type of reporting person: other (OO); citizenship or place of organization: Florida (FL); member of a group; source of funds: personal funds (PF); sole voting power 137,632; shared voting power 0; sole dispositive power 137,632; shared dispositive power 0; aggregate amount beneficially owned 137,632 (1.58% of the class)
- Susan K. Lame IRA: type of reporting person: other (OO); citizenship or place of organization: Florida (FL); member of a group; source of funds: personal funds (PF); sole voting power 37,715; shared voting power 0; sole dispositive power 37,715; shared dispositive power 0; aggregate amount beneficially owned 37,715 (0.43% of the class)
- Susan K. Lame Roth IRA: type of reporting person: other (OO); citizenship or place of organization: Florida (FL); member of a group; source of funds: personal funds (PF); sole voting power 92,051; shared voting power 0; sole dispositive power 92,051; shared dispositive power 0; aggregate amount beneficially owned 92,051 (1.06% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, without par value
Name of issuer: First Internet Bancorp
Address of issuer's principal executive offices: 8701 E. 116th Street, Fishers, Indiana (IN), 46038

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is jointly filed by John C. Lame and Susan K. Lame, Mr. Lame's spouse, in their capacities as co-trustees of the John C. Lame and Susan K. Lame Inheritance Trust u/a dated May 18, 2020 (the "Trust"); the John C. Lame IRA; the John C. Lame Roth Contributory IRA (the "John Lame Roth IRA"); John C. Lame, individually; the Susan K. Lame IRA; and the Susan K. Lame Roth Contributory IRA (the "Susan Lame Roth IRA") (collectively, the "Reporting Persons").
Residence or business address: The address of each Reporting Person for purposes of this filing is: 8805 Tamiami Trail N. #128, Naples, Florida 34108.
Present principal occupation or employment: The Reporting Persons are private investors.
Criminal convictions in the last five years: None of the Reporting Persons have, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons have, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.
Citizenship: John C. Lame and Susan K. Lame are citizens of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Trust purchased shares of the Issuer's voting common stock using Trust funds. Shares of the Issuer's voting common stock held directly by the Trust, the John C. Lame IRA, the John Lame Roth IRA, John C. Lame, individually, the Susan K. Lame IRA, and the Susan Lame Roth IRA were acquired directly by these reporting persons. Shares of the Issuer's voting common stock are listed on the Nasdaq Stock Market under the symbol "INBK".

## Item 4. Purpose of Transaction
Purpose of transaction: The Shares covered by this Schedule 13D were acquired for investment purposes in the ordinary course of business. The Reporting Persons purchased shares based on their belief that the value of the Issuer is in excess of the current market price. The Reporting Persons' investment objective is to profit from appreciation in the market price of the Issuer's voting common stock. Mr. Lame intends to discuss the Issuer's returns for shareholders and the Issuer's strategy for the creation of shareholder value with management, the Issuer's board of directors, and other shareholders of the Issuer. Although the Reporting Persons have no other specific plan or proposal that relates to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, consistent with their investment purpose, the Reporting Persons at any time and from time to time may acquire additional shares of voting common stock or dispose of any or all of the shares of voting common stock depending upon an ongoing evaluation of the investment in the common stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Person, and/or other investment considerations.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: According to the Issuer's annual report on Form 10-K, filed with the SEC on March 11, 2026, there were 8,686,994 shares of the Issuer's voting common stock outstanding on December 31, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: According to the Issuer's annual report on Form 10-K, filed with the SEC on March 11, 2026, there were 8,686,994 shares of the Issuer's voting common stock outstanding on December 31, 2025.
Transactions in the class effected during the past sixty days: During the past sixty days, each of the John C. Lame and Susan K. Lame Inheritance Trust 5/18/2020, John C. Lame IRA, John C. Lame Roth IRA, Susan K. Lame IRA and Susan Lame Roth IRA purchased shares of the Issuer's voting common stock in the open market as set forth in Schedule A, attached hereto and incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends or proceeds of sale of the shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 99.1 Joint Filing Agreement among John C. Lame, John C. Lame IRA, John C. Lame Roth IRA, Susan K. Lame IRA, Susan K. Lame Roth Contributory IRA, and John C. Lame and Susan K. Lame as trustees of the John C. Lame and Susan K. Lame Inheritance Trust u/a dated May 18, 2020.

## Signatures
- John C. Lame and Susan K. Lame Inheritance Trust 5/18/2020: By: /s/ John C. Lame, John C. Lame, Co-Trustee (04/08/2026)
- John C. Lame and Susan K. Lame Inheritance Trust 5/18/2020: By: /s/ Susan K. Lame, Susan K. Lame, Co-Trustee (04/08/2026)
- John C. Lame IRA: By: /s/ John C. Lame, John C. Lame (04/08/2026)
- John C. Lame: By: /s/ John C. Lame, John C. Lame (04/08/2026)
- John C. Lame Roth IRA: By: /s/ John C. Lame, John C. Lame (04/08/2026)
- Susan K. Lame IRA: By: /s/ Susan K. Lame, Susan K. Lame (04/08/2026)
- Susan K. Lame Roth IRA: By: /s/ Susan K. Lame, Susan K. Lame (04/08/2026)